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                           February 2, 2024

       Kelly Londy
       Chief Executive Officer
       Holdco Nuvo Group D.G Ltd.
       Nuvo Group USA, Inc.
       300 Witherspoon Street, Suite 201
       Princeton, NJ 08542

                                                        Re: Holdco Nuvo Group
D.G Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 16,
2023
                                                            File No. 333-274803

       Dear Kelly Londy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus, page 32

   1. We note the revised disclosure in the summary risk factor on page 53 in response to comment 3. Please also
revise the summary to highlight the PFIC status and consequences of that status.
       Proposals to be Considered by the LAMF Shareholders
       Business Combination Proposal
       Background to the Business Combination, page 132

   2. We note your response to prior comment 4 and reissue the comment. Please further clarify how you narrowed the
potential business combination targets to three companies, and the
 Kelly Londy
FirstName LastNameKelly Londy
Holdco Nuvo  Group D.G Ltd.
Comapany2,NameHoldco
February   2024       Nuvo Group D.G Ltd.
February
Page 2 2, 2024 Page 2
FirstName LastName
         time frame in which discussions with the potential targets ended. In doing so, please include the following:

                disclose all of the "variety of industries" in which the initial 33 Potential Targets operated;

                further clarify how the 33 potential targets were narrowed to 20, including whether you or the potential target ceased negotiations and why;

                disclose how many of the "20 Potential Targets withdrew from further consideration;"

                clarify why you did not submit a letter of intent to one of the 7 potential targets, and why negotiations ceased with three additional targets and which party ended the negotiations. In doing so, further explain the "satisfactory progression of the due diligence process and negotiations."
3.       We reissue comment 5 in part. We note that the LOI proposal on April
10,
         2023 contemplated terms of the definitive agreement substantially reflected the terms
         proposed in White & Case   s January 24 draft of the Business
Combination Agreement.
         Please further describe the material terms of the January 24, 2023 draft.
4. We note your revised disclosure in response to previous comment 6 and reissue in part.
         Please discuss how Roth Capital considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Specifically, we note the inclusion and consideration of a greater than $50 billion market cap company within the analysis.
5. We note that following the expiration of the period of exclusivity, LAMF reengaged in discussions with Company A. Please disclose which party reinitiated contact, the topic of any material discussions between the parties, and the factors that led to the second conclusion of discussions regarding a potential transaction.
The LAMF Board's Reasons for Approval of the Business Combination, page 141

6.       We reissue comment 7 in part. Please clarify what consideration the
Board gave to Nuvo   s
         projections and Roth Capital's determination of an implied equity value at both 45% and
         100%. In this regard, please provide Roth's probability adjustments and include any assumptions necessary to support the reasonableness of the projections.
Our Market Opportunity, page 238

7. We note the revised disclosure in response to comment 14 and reissue the comment in part. Throughout the registration statement, please revise to provide the date, title and issuing body of each "[a]rticle" or "[r]eport" cited so that the original information may be easily found elsewhere. In addition, please file a consent from L.E.K. Consulting LLC,
 Kelly Londy
Holdco Nuvo Group D.G Ltd.
February 2, 2024
Page 3
         from whom you commissioned the report, as an exhibit to the registration statement.
         Please refer to Securities Act Rule 436.
8. We note the revised disclosure in response to comment 16 and reissue the comment in part. Revise to further clarify the basis for these statements. For example, clarify the degree of impartiality or independence for the information for which you state "Nuvo currently has customers that cite that their patients are avoiding spontaneous OB-ED visits." Clarify who these customers are, whether they were provided any compensation or benefits in relation to your product, and where these citations may be found. Revise to clarify what you mean by "certain key opinion leaders believe that Nuvo's currently available INVU solution may already help reduce unnecessary C-sections, by theorizing . .
         .," such as explaining to whom and how they are key, under what criteria they are
         "opinion leaders," and whether they have received any compensation or benefits for supporting your product. Clarify whether you also believe these statements attributed to third parties. If you do not have a reasonable basis to believe these statements, please revise to remove them from the registration statement.
Executive Compensation, page 298

9. Please update your disclosure to include the executive compensation for the 2023 fiscal year. For reference, see Item 18(a)(7)(ii) of Form F-4.
Financial Statements , page F-1

10. As previously requested, please provide financial statements of the registrant, Holdco
         Nuvo Group DG Ltd and include the registrant in a separate column in the pro forma financial information provided.
General

11. We note your revised disclosure in response to prior comment 22, including the disclosure on page 254 "We believe the results of these studies established that the design
FirstName LastNameKelly Londy
       implementation and instructive materials for our remote monitoring platform facilitated
Comapany
       safe NameHoldco   Nuvo
            remote use and      Group D.G Ltd. Please revise this and similar
disclosure to
                           self-administration."
       remove
February       statements
          2, 2024 Page 3 that your products are safe.
FirstName LastName
 Kelly Londy
FirstName LastNameKelly Londy
Holdco Nuvo  Group D.G Ltd.
Comapany2,NameHoldco
February   2024       Nuvo Group D.G Ltd.
February
Page 4 2, 2024 Page 4
FirstName LastName
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Robert L. Grossman, Esq.